EXHIBIT 99.1

FreeSeas Inc. Announces Inaugural Quarterly Dividend

PIRAEUS, Greece, Feb. 7, 2008 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today that its Board of Directors has declared a dividend of $0.175 per share on the common stock outstanding. The dividend will be paid on February 28, 2008 to stockholders of record as of February 18, 2008.

Ion Varouxakis, Chairman and Chief Executive Officer of FreeSeas stated, "As per our stated policy, FreeSeas announced today the first of what we expect to be consistent quarterly dividend payments. We are confident that the revenue being generated by the Company, taking into account our anticipated cash needs and the current positive outlook for the industry, will continue to support our efforts to return value to our shareholders."

The Company expects to continue to pay a quarterly dividend of $0.175 per share at the annual rate of $0.70 per share during fiscal 2008.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece
         www.freeseas.gr

         Investor Relations/Financial Media:
         Cubitt Jacobs & Prosek Communications
         Thomas J. Rozycki, Jr., Sr. Vice President
         +1.212.279.3115 x208
         Fax: +1.212.279-3117
         trozycki@cjpcom.com
         350 Fifth Avenue - Suite 3901
         New York, NY 10118, USA
         www.cjpcom.com